SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: June 25, 2008

Date: June 25, 2008

ON TRACK INNOVATIONS LTD.

        Notice is hereby given that an Annual General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Wednesday, July 30, 2008, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2007.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent auditors for the fiscal year ending December 31, 2008, and to authorize the Company’s Board of Directors to determine the auditors’ remuneration.

3.	To re-elect Mr. Ohad Bashan to serve as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on his appointment.

4.	To re-elect Mr. Shlomo Tussia-Cohen, an external director of the Company, to serve as an external director for an additional three-year term.

5.	To approve an amendment to the Company’s Articles of Association regarding insurance, indemnification and exemption from liability of the Company’s directors and officers.

6.	To approve the issuance of indemnification and exemption letters to directors and officers of the Company.

7.	To approve an amendment to the employment agreement of Mr. Ohad Bashan, the President and the Chief Marketing Officer of the Company and CEO of OTI America, Inc.

8.	To ratify the NIS/USD exchange rate for the compensation of certain of the Company’s employees.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on June 24, 2008 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of the Record Date, 20,330,957 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his, her or its favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins. The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at P.O.B. 32, Rosh-Pina, Israel, at least 72 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to the proposed resolution in Item 4 specified above, advise the Company whether or not such shareholder is a controlling shareholder of the Company. Pursuant to the Israeli Companies Law, a “Controlling Shareholder”is defined as any shareholder that has the ability to direct company’s actions, including any shareholder holding 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company.

Each shareholder that delivers a signed proxy to the Company should indicate therein whether or not such shareholder has a personal interest with regard to proposed resolutions in Item 3 and Items 5–8 specified above. Shareholders who do not indicate whether or not they have a personal interest in the said proposed resolution will not be eligible to vote their Ordinary Shares as to such proposed resolution.

To the extent you would like to state your position with respect to any of the proposed resolutions described above, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, you may do so by delivery of a notice to the Company’s offices not later than July 5, 2008. The Company’s Board of Directors may respond to your notice not later than five days after receipt of your notice, or a later date, as required under applicable law.

Following the Meeting, one or more shareholders holding, as of the Record Date, at least 1,016,548 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company on the Record Date, or 875,235 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company which are not held by Controlling Shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

By order of the Board of Directors /s/ Oded Bashan —————————————— Oded Bashan Chairman On Track Innovations Ltd.

Date: June 25, 2008

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________ Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________ Country of incorporation _____________

(3)	Record Date for which this certificate is granted: June 24, 2008

Details of the Shares:
(1)	Name of the security – Ordinary Shares;
Par value - N.I.S 0.1 ;
ISIN code – IL 009248951
(2)	No. of Shares – _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________ Date: ______________

ON TRACK INNOVATIONS LTD.

Rosh-Pina, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, July 30, 2008, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel.

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2007.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent auditors for the fiscal year ending December 31, 2008, and to authorize the Company’s Board of Directors to determine the auditors’ remuneration.

3.	To re-elect Mr. Ohad Bashan to serve as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on his appointment.

4.	To re-elect Mr. Shlomo Tussia-Cohen, an external director of the Company, to serve as an external director for an additional three-year term.

5.	To approve an amendment to the Company’s Articles of Association regarding to insurance, indemnification and exemption from liability of the Company’s directors and officers.

6.	To approve the issuance of indemnification and exemption letters to directors and officers of the Company.

7.	To approve an amendment to the employment agreement of Mr. Ohad Bashan, the President and the Chief Marketing Officer of the Company and CEO of OTI America, Inc.

8.	To ratify the NIS/USD exchange rate for the compensation of certain of the Company’s employees.

        A form of proxy for use at the Meeting is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if the shareholder attends the Meeting and does not elect to vote in person, the shareholder’s proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the Meeting, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to the Company’s registered shareholders on or about June 25, 2008, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.

Item 1 – Presentation of 2007 Financial Statements

        Our audited financial statements for the year ended December 31, 2007 are included in our Annual Report on Form 20-F, which we filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2008. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available online at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders. However, we will hold a discussion with respect to the financial statements at the Meeting.

Item 2 – Appointment of Independent Auditors

        In meetings of the Company’s Audit Committee and Board of Directors on June 25, 2008, it was resolved to recommend to the Company’s shareholders to re-appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent certified public auditors for the fiscal year ending December 31, 2008, and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to re-appoint Somekh Chaikin (a member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ending December 31, 2008 and that the Board of Directors be, and hereby is, authorized, to delegate the authority to determine the remuneration of said auditors for such fiscal year to the Audit Committee.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the approval of the said resolution.

Item 3 – Re-appointment of a Director

        The Board of Directors recommends the re-appointment of Mr. Ohad Bashan, a director of the Company, for an additional three year term.

        Under the Articles of Association of the Company, each director, other than External Directors, as such term is defined in the Israeli Companies Law of 1999 (“Israeli Companies Law” and “External Directors”, respectively) and a director elected to fill a vacancy in accordance with the Articles of Association, serves until the first General Meeting of the Company to be held following termination of the thirty six (36) month period commencing on such director’s appointment. The foregoing provision does not apply to Mr. Oded Bashan and Mr. Ronnie Gilboa who may be replaced or removed only by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a general meeting.

        We currently have a board of eight directors, including four External Directors (where Mr. Ohad Bashan is not an External Director).

        The following biographical information is provided with respect to Mr. Ohad Bashan and is based upon the records of the Company and information furnished thereto by Mr. Bashan.

        Mr. Ohad Bashan has served as President and Chief Marketing Officer of the Company. Prior to that, Mr. Ohad Bashan servedas the Company’s Head of Global Marketing and Strategy Development since June 2000 and was appointed as the President of the Company commencing in August 2007, pursuant to which he relocated from the U.S. to the Company’s headquarters in Israel and stepped down from his office as the President of OTI America, however, remained in his position as Chief Executive Officer and a director of OTI America, Inc., which he holds since 1998. Mr. Ohad Bashan has also servedas a director of the Company’s Board of Directors since 2005. From 1996 to August 1998, he was the Company’s business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Mr. Oded Bashan, the Company’s CEO and chairman of our Board of Directors.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that Mr. Ohad Bashan is hereby re-elected to serve as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on his re-appointment hereby.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the approval of the said resolution.

Item 4 – Re-appointment of an External Director

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to appoint at least two External Directors. Our Board of Directors currently includes four External Directors, Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter and Ra’anan Elran.

        Mr. Shlomo Tusia-Cohen has been serving as an External Director on the Board of Directors of the Company since June 2005 and, in accordance with the Israeli Companies Law, his first term as an External Directors ends on June 2008. The Board of Directors recommends to re-appoint Mr. Shlomo Tusia-Cohen to serve a second term of three years as an External Director on the Board of Directors of the Company.

        The Company has received a statement from Mr. Shlomo Tusia-Cohen, in which he declares that he meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law. Mr. Tusia-Cohen meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”. Biographical information about Mr. Tusia-Cohen is provided below.

        The Company is not aware of any reason why Mr. Tusia-Cohen, if elected as an External Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Tusia-Cohen.

        The following biographical information is provided with respect to Mr. Shlomo Tusia-Cohen and is based upon the records of the Company and information furnished thereto by Mr. Tusia-Cohen.

        As aforesaid, Mr. Shlomo Tussia-Cohen has been serving as an External Director on the Board of Directors of the Company since June 2005. From 2002 to 2005, Mr. Toussia-Cohen worked as senior assistant to Director General of the Israeli Broadcasting Authority – the Israeli Public TV and Radio. Until recently he worked as chief executive officer and member of the investment committee in the Education Fund for Journalists (1977) Ltd. Holding a Master degree in Law (L.L.M.) with specialization in private law from the Hebrew University of Jerusalem and a bachelor degree in Business (B.A.) with specialization in finance from the Interdisciplinary Center of Herzelia, Mr. Toussia-Cohen works as a lawyer and is a member of both the Israeli Bar and the of New York State bar.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to re-appoint Mr. Shlomo Tussia-Cohen as an External Director on the Board of Directors of the Company for an additional period of three years.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against this resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution, in accordance with Section 239(b) of the Israeli Companies Law.

The Board of Directors recommends a vote FOR the said resolution.

Item 5 – Approval of an Amendment to the Company’s Articles of Association

        The Company’s Articles of Association currently provide for insurance, indemnification and exemption from liability of officers and directors based upon the provisions of and to the maximum extent which was permitted by the Israeli Companies Law prior to March 2005.

        In March 2005, the Israeli Companies Law was amended (“Amendment No. 3”). Amendment No. 3 provides that a company cannot grant a priori exemption to its directors and officers for acts or omissions in respect of such officer’s duty of care in connection with distributions.

        A second amendment provided in Amendment No. 3 was with regard to the ability of a company to indemnify its directors and officers. The law now allows for indemnity of costs related to investigations or proceedings (not just court costs) instituted against the office holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of a criminal proceedings, or was concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceeding with respect to a criminal offense in which proof of criminal intent is not required, or in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

        It is proposed to revise the Articles of Association to be consistent with the above-mentioned provisions of Amendment No. 3 and common corporate practice in Israel with respect to insurance, indemnification and exemption of liability of directors and officers, and, accordingly, Article 123 of the Company’s Articles of Association shall be replaced with Articles 123 – 123E as specified in Schedule A attached hereto.

        The description of the amendment of the Company’s Articles of Association set forth above does not purport to be complete and is qualified in its entirety by the full text of the amendment of the Company’s Articles of Association, the form of which is attached hereto as Schedule A and is incorporated herein by reference.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to amend the Company’s Articles of Association, so that the Company may insure, indemnify and exempt its directors and officers in accordance with and subject to all applicable law. Accordingly, Article 123 of the Company’s Articles of Association shall be replaced with Articles 123 – 123E as specified in Schedule A attached hereto.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 6 – Approving the Issuance of Indemnification Letters to Directors and Officers

        The Israeli Companies Law requires shareholder approval for grant of an undertaking to indemnify directors and officers for obligations or expenses imposed on them in consequence of an act done in their capacity as directors and officers and exemption of certain liabilities towards a company. The grant of such undertaking of indemnification and exemption from certain liabilities is standard practice for companies similar to the Company, and the Board of Directors of the Company believes that the grant of such undertaking of indemnification and exemption from liabilities is critical to maintaining and attracting quality directors and officers.

        The Board of Directors of the Company approved and recommends that, subject to the approval of the amendment to the Company’s Articles of Association as detailed in Item 5 above, the shareholders of the Company approve the grant of an undertaking to indemnify the directors and officers of the Company for obligations or expenses imposed on them in consequence of actions done in their capacity as directors and officers up to the amount of indemnification per case and per each office holder of USD 20,000,000 and to exempt them from those liabilities towards the Company and from damages caused thereto following a breach of the duty of care of such directors and officers towards the Company, subject to the limitations set forth in the Israeli Companies Law (“Indemnification and Exemption Letters”).

        The description of the general terms of the Indemnification Letters set forth above does not purport to be complete and is qualified in its entirety by the full text of the general terms of the Indemnification Letters, the form of which is attached hereto as Schedule B and is incorporated herein by reference.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, subject to the approval of the amendment to the Company’s Articles of Association (the proposed resolution in Item 5 above), to approve the issuance of Indemnification and Exemption Letters to directors and officers of the Company in the form substantially attached hereto as Schedule B.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 7 – Approval of a Certain Amendment to the Employment Agreement of Ohad Bashan

Mr. Ohad Bashan is the President and the Chief Marketing Officer of the Company, the Chief Executive Officer of OTI America, Inc. (“OTI America”) and a Director of the Company. It is proposed to amend the terms of the employment agreement between the Company, OTI America and Mr. Ohad Bashan, as amended (the “Agreement”), so that a part or whole of the total compensation of Mr. Ohad Bashan will be paid to an entity as he will instruct and the remaining part, if any, shall be paid to him in his capacity as an employee of the Company (the “Addendum”). The total cost of Mr. Ohad Bashan’s compensation to the Company and all other terms of the Agreement remains the same.

        It is proposed that at the Meeting the following resolution shall be adopted:

        “RESOLVED, that the Addendum to the employment agreement between the Company, OTI America and Mr. Ohad Bashan be and hereby is approved.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 8 – Ratification of Salary USD Conversion Rate

        Several of the Company’s initial employment agreements with certain directors, officers and employees quote the respective compensation of such directors, officers and employees in U.S. Dollar (“USD”) currency.

        In accordance with the Company’s policy, the Company has been paying all of its USD salaries at a conversion rate of 4.30 New Israeli Shekel (“NIS”) per 1 USD for more than seven years, regardless of the actual USD exchange rate.

        During 2008 the USD value has significantly depreciated against the NIS value and the NIS/USD exchange rate has significantly decreased.

        The Company’s management was directed by Adv. Tamar Golan, who specializes in Israeli Labor Law and submitted its legal opinion to the management of the Company, that since it is obvious that the shared intention of the parties to these employment agreements was fixed compensation regardless of the actual USD exchange rate, and in order to avoid deterioration in the compensation terms of such directors, officers and employees, the Company should continue adopting a fixed NIS/USD exchange rate and continue paying to such directors, officers and employees their respective salaries in NIS as it has been doing so far.

        The Company’s’ Audit Committee and Board of Directors adopted the said legal opinion in their respective meetings on March 6, 2008.

        It is proposed that at the Meeting the following resolution shall be adopted:

        “RESOLVED, to ratify the continuance of payment to certain directors, officers and employees of the Company their respective salaries at a fixed exchange rate of 4.30 NIS per 1 USD, regardless of the actual USD exchange rate, as directed by Company’s labor law legal advisers.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

On Track Innovations Ltd.

INSTRUMENT OF APPOINTMENT OF PROXY

I/we, ____________________ of ________________________ being a Shareholder of
             (Name of Shareholder)                           (Address)

On Track Innovations Ltd. (the "Company") hereby appoint (Please mark one alternative) (hereinafter the "Proxy"):

☐	Mr. Oded Bashan / Mr. Ronnie Gilboa / Ms. Avital Rozenberg (and each of them singly)

☐	_________________________	of	_____________________
	(Name of Proxy)		(Address)

as my proxy to vote for me and on my behalf at an Annual General Meeting of the shareholders of the Company to be held on Wednesday, July 30, 2008, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, and at any adjournments thereof.

Unless expressly instructed otherwise in writing, signing this proxy shall be deemed as an instruction to the Proxy to vote “FOR” for resolutions 2 – 8 on the agenda.

Please mark one alternative for the proxy to be valid:

☐ I do have a personal interest with regard to the proposed resolutions set forth in Items 3 and 5 - 8 due to the following reasons: _____________________________________________.

☐ I do not have a personal interest with regard to the proposed resolutions set forth in Items 3 and 5 – 8.

Please mark one alternative for the proxy to be valid:

☐ I am a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

☐ I am not a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

Signed this __ of ________, 2008.

(Signature of Appointer)

Schedule “A”

“INSURANCE AND INDEMNIFICATION”

~~123.~~	~~Subject to the provisions of the Statutes with regard to such matters:-~~

~~123.1~~	~~The Company may enter into a contract for the insurance of the liability, in whole or in part, to the fullest extent permitted by the Companies Law, of any of its Officers with respect to any of the following:-~~

~~(1)~~	~~A breach of duty of care to the Company or to any other person;~~

~~(2)~~	~~A breach of fiduciary duty to the Company provided that the Officer has acted in good faith and that he had reasonable grounds to assume that the act would not injure the good of the Company;~~

 ~~(3)~~	~~A financial liability which shall be imposed on such Officer in favour of any other person, in respect of an act performed by him by virtue of his being an officer of the Company.~~

~~123.2~~	~~The Company may indemnify an Officer of the Company, to the fullest extent permitted by the Companies Law, with respect to any of the following:-~~

~~(1)~~	~~A financial liability imposed on him in favour of any other person by any judgment, including a judgment given as a result of a settlement or an arbitrator's award which has been confirmed by a court, in respect of an act performed by him by virtue of his being an Officer of the Company.~~

~~(2)~~	~~Reasonable litigation costs, including lawyer's fees, expended by an Officer or which were imposed on an officer by a court in proceedings filed against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted, in respect of an act performed by him by virtue of his being an Officer of the Company.~~

123.3	~~The Company may exculpate an officer holder in advance, in whole or in part, to the fullest extent permitted by the Companies Law, for a breach of Duty of Care.~~

123.	Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify its Officers with respect to any of the following:

123.1	a monetary liability imposed on him/her in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator's award which has been confirmed by the court, in respect of an act performed by the Officer by virtue of the Officer being an Officer of the Company; or

123.2	reasonable litigation expenses, including legal fees paid for by the Officer, or which the Officer is obligated to pay under a court order, in a proceeding brought against the Officer by the Company, or on its behalf, or by a third party, or in a criminal proceeding in which the Officer is found innocent, or in a criminal proceeding in which the Officer was convicted of an offense that does not require proof of criminal intent, all in respect of an act performed by the Officer by virtue of the Officer being an Officer of the Company.

123.3	reasonable litigation expenses, including attorneys’ fees, which the Officer incurred as a result of an investigation or proceeding instituted against him by a competent authority, which investigation or proceeding has not ended in a criminal charge or in a financial liability in lieu of a criminal proceeding, or has ended in a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has not ended in a criminal charge” and “financial obligation in lieu of a criminal proceeding” shall have the meaning as defined in Section 260(a1) of the Israeli Companies Law of 1999).

123A.	Insurance. Subject to the provisions of the applicable law, the Company may procure, for the benefit of any of its Officers, in respect of an act performed by the Officer by virtue of being an Officer of the Company, offices’ liability insurance with respect to any of the following:

123A.1	a breach of the duty of care owed to the Company or any other person;

123A.2	a breach of the fiduciary duty owed to the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the action would not damage the Company; or

123A.3	a monetary liability imposed on an Officer in favor of a third party.

123B.	Exemption. The Company may exempt in advance, by a Board resolution and to the maximum extent allowed by applicable law, Officers from all or part of their responsibilities for damages due to their violation of their duty of care to the Company, other than for a breach of duty of care stemming from a Distribution (as defined in the Israeli Companies Law of 1999).

The Company may not exempt its Officers from liability for any breach of fiduciary duty vis-a-vis the Company, and from liability for any of the events specified in Article 123D.2 through 123D.4 below.

123C.	The provisions of Articles 123, 123A and 123B above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under applicable law; all provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board, and provided further that any such insurance or indemnification is in accordance with the provisions of these Articles and applicable law.

123D.	Qualifications. Articles 123 and 123A shall not apply under any of the following circumstances:

123D.1	a breach of an Officer's fiduciary duty vis-a-vis the Company, unless the Officer acted in good faith and had reasonable grounds to assume that the action in question will not harm the Company's interest;

123D.2	an intentional or reckless breach of an Officer's duty of care, other than a negligent breach of the duty of care;

123D.3	an action by an Officer in which such Officer intended to reap personal gain unlawfully; and

123D.4	a fine or monetary levy levied on an Officer.

123E.	In the event that after the date of adoption these Articles a change is made in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Officer, these Articles shall automatically be deemed to enable the Company to so expand the scope of indemnification that the Company is able to provide."

Schedule B

Form of Letter of Indemnification

To	________ ___, 2008

____________________
Officer
On Track Innovations Ltd.

On Track Innovations Ltd.
(the "Company")

Letter of Exemption and Indemnification
(the "Letter" or the "Exemption and Indemnification Letter")

1.	Exemption from Liability:

Except with respect to liabilities to the Company arising from the acts enumerated under section 2.5 below, the Company hereby exempts you from all liabilities to the Company and from any damage caused or that will be caused by you to the Company, following a breach of your duty of care towards the Company, subject to all applicable law, including Sections 258 – 263 of the Companies Law.

This exemption will not include counter claims filed against you by the Company in a lawsuit instigated by you.

2.	Obligation to indemnify:

Without limiting the Company’s right to indemnify you in accordance with the Company’s Articles of Association, the Company hereby undertakes, with no right to renege:

2.1	To indemnify you for future obligations or expenses, as specified below, imposed on you in consequence of an act done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), pursuant to the Company’s request, in another company in which the Company holds shares or has interests, as specified in this Section below:

(a)	a monetary obligation imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator’s award, provided that such obligation is related to one or more of the events specified in Annex A of this letter and that the total indemnification amount will not exceed the amount specified in Section 2.2 hereunder;

(b)	reasonable legal fees, including attorney’s fees, incurred by you in consequence of an investigation or proceeding filed against you by an authority that is authorize to conduct such investigation or proceeding, and that resulted without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against you but with imposing on you a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

For the purposes hereof: (i) a proceeding that ended without an indictment in a matter in respect of a which an investigation was conducts, means – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742 – 1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Administrator General pursuant to Section 231 of the Criminal Procedure Act;

(ii) “Financial obligation in lieu of a criminal proceeding”, means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746 – 1985, a fine with respect to an offense which was defined as a “finable offense” under the Criminal Procedure Act, a fine or a forfeit.

(c)	reasonable litigation costs, including attorney’s fees, incurred by you or which you are ordered to pay by a court, in a proceedings filed against you by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal intent.

2.2	The aggregate indemnification amount that the Company shall pay to its Office Holders (in addition to sums that may be received from insurance companies in connection to insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company shall not exceed the amount of USD 20,000,000 (twenty million US dollars) per case and per each office holder in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time with respect to matters covered by such letters of undertaking to prospectively indemnify (the “Maximum Indemnification Amount”).

2.3	In the event the indemnification amount the Company is required to pay to its Office Holders, as set forth in Section 2.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, in the manner that the amount of indemnification that each of the Office Holders will actually receive will be calculated in accordance with the ratio between the amount each individual Office Holder may be indemnified for, and the aggregate amount that all Office Holders may be indemnified for at the time of the indemnification.

2.4	Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time, the funds required to cover the expenditures and payments related to handling the legal proceeding related to such event, in a manner that you shall not be required to pay for or personally finance your legal expenses, subject to the conditions and instructions in this Letter.

2.5	You will not be indemnified for any of the following:

2.5.1	A breach of a fiduciary duty by the Beneficiary, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would be in the best interests of the Company; or

2.5.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care towards the Company, unless only done in negligence; or

2.5.3	an act done with intent to make unlawful personal profit; or

2.5.4	a fine or forfeit imposed upon you.

3.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section:

3.1	You shall notify the Company in writing of every legal proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, immediately after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

3.2	Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company, and provided that you inform the Company immediately of the identity of the counsel. If you do not inform the Company of your choice of counsel immediately after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within 45 days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding). The Company will not appoint counsel on your behalf in criminal cases. The Company and/or the aforementioned counsel shall be entitled to act with their exclusive discretion and to bring the proceeding to a close. The appointed counsel shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict of interest and shall be entitled to appoint counsel on your behalf, and the provisions of this Letter shall apply to expenses you may incur as a result of such appointment.

3.3	The Company may decide to settle a monetary obligation or to arbitrate a monetary obligation, provided that as a result of such settlement or arbitration the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or the abovementioned counsel to act on your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings.

3.4	You shall cooperate with the Company and with any counsel as set forth above in every manner that shall reasonably be required from you by any of them in connection with the handling of such legal proceedings, provided the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 2.2 above.

3.5	You will not be indemnified for amounts you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in writing, to the settlement or to the arbitration.

3.6	The Company shall not be required to pay, according to this Letter, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company. In order to avoid any doubt, it shall be clarified that the indemnification amount according to this Letter shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

3.7	Upon your request for an execution of a payment in connection to any event according to this Letter, the Company shall take all commercially reasonable steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all commercially reasonable steps to attain the court’s approval.

4.	The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Office Holder of the Company, provided that acts for which you are being exempted from liability, or for which you are given a commitment of indemnification, were performed during your employment as an Office Holder of the Company.

5.	In the event that the Company shall pay to you or in your place any amount pertaining to this Letter in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts, plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest as determined in accordance with the Income Tax Regulations (Determination of the Interest Rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

6.	In this Exemption and Indemnification Letter, the following capitalized terms shall have the meaning set forth below:

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Letter of Indemnification that were made during your term of employment as an Office Holder in the Company.

“Companies Law”- the Companies Law, 5759 – 1999, as will be valid from time to time.

“Office Holder” – in accordance with its meaning in the Companies Law or applicable securities laws and regulations.

7.	The obligations of the Company according to this Letter of Exemption and Indemnification shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

8.	The Attachment to this Letter is an integral and inseparable part of it.

9.	Neither this Letter nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company.

In witness whereof, the Company has executed this Letter by its authorized signatories that have been duly appointed.

On Track Innovations Ltd.

By ________________________________

Name:

Title:

I hereby confirm receiving this Letter and consent to all its terms.

_______________________

Officer

Date:_______________

Annex A to The Letter of Exemption and Indemnification

Subject to any provision of the law, the events are as follows:

(1)         The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus in Israel or abroad.

(2)        A “Transaction” as defined in Section 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

(3)        Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the company’s securities are traded in.

(4)        Any decision regarding distribution, as defined in the Companies Law.

(5)        A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, spin-off, spin-out, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

(6)        An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Board of Directors of the Company or one of the committees of the Board of Directors of the Company.

(7)        An Action made in contradiction to the Company’s Memorandum of Association or Articles of Association.

(8)        Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

(9)        Any action or decision in relation to work safety and/or working conditions.

(10)        Negotiation for, signing and performance of insurance policy.

(11)        Any of the above events, pursuant to the Office Holder’s position in an affiliated corporation or in a corporation controlled by the Company.

(12)        Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

(13)        Participation and/or non participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.

(14)        Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

(15)        Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, it’s subsidiaries or affiliates.

(16)        Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, it’s subsidiaries or affiliates.

(17)        Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, it’s subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

(18)        Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

(19)        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

(20)        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

(21)        Actions in connection with the Company’s’ testing of products and/or in connection with the sale, distribution, license or use of such products.

(22)        Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.